Exhibit 3.1

SECTION 4.6 OF ARTICLE 4 OF BY-LAWS, AS AMENDED ON OCTOBER 17, 2007

ARTICLE 4

Section 4.6. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or entitled to receive payment of any dividend, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting; and (2) in the case of the payment of dividends shall not be more than fifty 50 days prior to the day appointed for the payment of such dividends.